Exhibit 99.1

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

FOR IMMEDIATE RELEASE - CALGARY, ALBERTA – APRIL 14, 2009

BAYTEX ENERGY TRUST CLOSES $115 MILLION BOUGHT DEAL FINANCING

CALGARY, ALBERTA (April 14, 2009) - Baytex Energy Trust ("Baytex") (TSX: BTE.UN; NYSE: BTE) is pleased to announce that it has closed its previously announced bought deal equity financing resulting in the issuance of 7,935,000 trust units (including 1,035,000 trust units issued pursuant to the exercise in full of the over-allotment option granted to the underwriters) at $14.50 per trust unit for total gross proceeds of $115,057,500.  The syndicate of underwriters was led by TD Securities Inc. and included CIBC World Markets Inc., National Bank Financial Inc., RBC Capital Markets, Scotia Capital Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp., Raymond James Ltd., Peters & Co. Limited, Tristone Capital Inc., UBS Securities Canada Inc., Cormark Securities Inc. and Dundee Securities Corporation.  The net proceeds of the offering will initially be used by Baytex for general working capital purposes, which may ultimately be used to fund its capital expenditure program or to retire or repay outstanding indebtedness.

Purchasers of trust units under the offering who continue to hold their trust units, will be eligible to receive the distribution anticipated to be paid on May 14, 2009 to holders of record on April 30, 2009.

This news release is not for dissemination in the United States or to any United States news services. The trust units of Baytex have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold in the United States or to any U.S. person except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex's trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

All dollar amounts in this press release are Canadian dollars.

For further information, please contact:

Baytex Energy Trust Anthony Marino, President & Chief Executive Officer Telephone: (403) 267-0708	Derek Aylesworth, Chief Financial Officer Telephone: (403) 538-3639
Erin Cripps, Investor Relations Representative Telephone: (403) 538-3681
Toll Free Number: 1-800-524-5521 Website: www.baytex.ab.ca